EXHIBIT 4.10

Adherex Technologies Inc.	Personal and Confidential

December 12, 2001

Dr. Robin J. Norris, MD

2966 Castle Peak Avenue

Superior, CO

80027

Dear Robin:

Re:     Offer of Employment

Further to our discussions, this will confirm an offer of employment to you as the Executive Vice President of Research and Development and Chief Operating Officer with Adherex Technologies Inc., conditional on your meeting Canadian immigration requirements. This appointment will commence on January 2, 2002 under the following terms and conditions:

1.	Remuneration

You will be paid an annual base salary of Cdn $225,000 less all applicable statutory deductions.

2.	Equity Participation

As a member of the Executive Management Team, and reflective of your position as Chief Operating Officer, you will receive 600,000 share purchase options, vesting in amounts of 200,000 shares each of January 1, 2003, January 1, 2004 and January 1, 2005. These options will have a seven year term and an exercise price of Cdn $.33 per share.

3.	Relocation and Temporary Accommodation

a.	Relocation Allowance. You will be provided reasonable relocation expenses and moving costs. This will also include six trips to Colorado to facilitate transition issues.

b.	Temporary Accommodation Allowance. You will be provided with three months of temporary accommodation in a furnished apartment and other reasonable expenses in the City of Ottawa while seeking a permanent residence.

4.	Term

a.	You shall be appointed a full-time employee of Adherex Technologies Inc. on an indeterminate basis, subject to earlier termination as provided hereafter.

b.	In the event that you wish to resign your position, you must provide three months notice of resignation in writing to the Chief Executive Officer. This notice may be reduced by mutual agreement.

5.	Group Health and Benefits

As a member of our firm you will participate in our group benefit plan coverage involving life insurance, hospitalization, major medical, dental, disability and other benefits of Adherex Technologies Inc. as defined in our Benefit Booklet. Costs of the benefits, other than long term disability, are paid for by Adherex.

6.	Vacation and Statutory Holidays

You are eligible for vacation in accordance with our policy. On joining our firm, you will begin accruing a vacation entitlement equivalent to four weeks per annun. In addition, you will be entitled to be paid for all public holidays in accordance with the provisions of the Employment Standards Act of Ontario and company policy.

7.	Confidential Information

You will be required to sign the Adherex Confidentiality and Intellectual Property Agreement as a condition of your employment. A copy of this Agreement is attached.

8.	Conflict of Interest

You shall be subject to conflict of interest requirements and shall be responsible to recognize and to avoid circumstances that may give rise to or give the appearance of a conflict of interest situation.

9.	Termination

a.	Termination Without Cause

Your employment may be terminated in the absence of cause at any time and for any reason upon the provision of 1 month of pay, at your regular rate of pay within the first three months of employment; provision of 6 months of pay, at your regular rate within 3 to 12 months of employment; and 1 year of pay, at your regular rate of pay after the first year of employment, in lieu of notice and severance pay.

b.	Termination for Cause

Your employment may be terminated at any time and for any reason for cause without notice or payment in lieu of notice or severance pay, except payment of wages and vacation pay earned to the date of termination.

If the contents of this letter are acceptable to you, please confirm by signing the Acceptance of Offer and return to me.

Robin, I am very pleased to offer you the position of Executive Vice President Research and Development and Chief Operating Office, and on behalf of the other members of our team, welcome you to Adherex Technologies Inc.

Sincerely,

ADHEREX TECHNOLOGIES INC

By:	/s/ John Brooks
John Brooks
Chief Executive Officer

ACCEPTANCE OF EMPLOYMENT OFFER

I hereby fully accept the Offer of Employment extended to me on January 2, 2002 to join Adherex Technologies Inc., in Ottawa, as their Executive Vice President of Research and Development and Chief Operating Officer, and agree to all of the terms and conditions as stated therein.

By:	/s/ Robin J. Norris	Date:	December 18, 2001
Robin J. Norris

CONFIDENTIALTY & INTELLECTUAL PROPERTY AGREEMENT

THIS AGREEMENT dated the 18th day of December, 2001 is made between Adherex Technologies Inc. (the “Company”) and the undersigned employee (“Employee”).

We agree that it may be necessary for the Company to disclose to you from time to time certain confidential and proprietary information concerning the products and processes and technology developed by Company and/or affiliates or subsidiaries which the Company wishes to protect along with its trade secrets, technical expertise, business knowledge, procedures and systems and all other confidential and proprietary information, together with proprietary and other information of a confidential nature provided by third parties all of which is not generally available to the public, the unauthorized disclosure of which would cause irreparable harm to the Company.

In consideration of my employment by the Company, the undersigned and the Company agree as follows:

1.	For the purposes of this Agreement, “Information” shall include, without limitation, all unpublished know-how, technical data, techniques, records, formulae, process, designs, sketches, photographs, plans, drawings, specifications, samples, reports, studies, findings, inventions and ideas whether patentable or not, whether they be trade secrets or not and whether they be in written, graphic or oral form, that are now or hereafter owned or acquired by Company, all of which are of a confidential and/or proprietary nature concerning the development, testing, production and marketing of and consulting in the area of products and processes and technology developed by Company and/or its affiliates or subsidiaries.

2.	The Employee agrees to hold in trust and confidence all Information and to use and communicate any Information only in the performance of his work for the Company to such authorized employees, subcontractors and others as are required by their duties to have knowledge thereof or for such other purposes and to such persons as are authorized by the Company in writing.

3.	Any Information which is communicated to any person shall be stamped with the words “PROTECTED” or “CONFIDENTIAL” or other such identifying mark prior to its disclosure to such person.

4.	All improvements, inventions, know-how and discoveries, all Information and technology, and all patents arising out of or relating to the Information whether developed by the Employee or not during the term of the Employee’s employment are the exclusive property of Company. The Company alone shall have the right to apply for, prosecute and obtain patents, copyrights, trademarks or industrial design protection in any or all countries of the world in respect of any and all such improvements, inventions, know-how and discoveries and the Employee agrees to disclose, deliver and assign to the Company all such improvements, inventions, know-how and discoveries whether patentable or not and agrees at any time to execute when requested any, applications, transfers, assignments and other documents as necessary for the purpose of confirming the Company’s title to any such improvements, inventions, know-how and discoveries, or for applying for prosecution and obtaining patents in any country with respect thereto. The Employee agrees to cooperate and assist fully in the prosecution of any such application. Any copyrightable materials generated or developed by the Employee while employed by the Company, including but not limited to, computer programs and related documentation belonging to the Company and the Employee hereby assigns to the Company all interest and ownership in such copyright as and when created.

5.	The Employee will notify the Company of any default that comes to the Employee’s attention and agrees to indemnify the Company for any costs, losses or damages suffered as a result for the Employee’s failure to comply with the Agreement. As well, the Employee acknowledges that a failure to comply with the terms of this Agreement constitute grounds for dismissal with cause without notice.

6.	The Employee will devote his full working time and attention to his employment. The Employee will not, during the term of that employment, perform work or services for a material competitor of the Company. The Employee will not during employment with the Company compete directly or indirectly with it. The obligations of confidentially and non-disclosure contained in this Agreement will continue in effect notwithstanding termination of employment and the Employee must continue to observe these obligations when seeking new employment.

7.	The Employee will immediately on demand return to the Company any Information in his possession and during the term of employment will allow the Company to inspect any documents or work produced relating to the Information which are in the possession or control of the Employee. The Employee will not copy the information. On termination of his employment, all Information will be immediately returned to the Company.

8.	The Employee hereby advises the Company that except to the extent of those agreements listed on Schedule “A” attached, he is not bound by any other confidentially or disclosure agreements and agrees that he will not become a party to any such agreement with others during his employment. The Employee further advises the Company that there are no patents, patent applications or other inventions made by the Employee prior to his employment with the Company except those specifically listed in Schedule “B”. If no Schedules are attached to this Agreement, then there are no agreements or patents outstanding.

9.	We agree that this Agreement is to be interpreted and governed by the laws of the Province of Ontario. For ease of interpretation, this Agreement is to be read with all changes in gender and number as the circumstances require and the Agreement is binding upon and available to the benefit of both parties, their personal representatives, successors, affiliates, subsidiaries and assigns. Any notice under this Agreement should be delivered to the Company’s head office and the Employee at his home address.

10.	Because the nature of the information is such that disclosure cannot be adequately remedied by damages, the parties agree that in addition to any other remedies available injunctive relief may be an appropriate remedy to prevent or restrict any disclosure or further disclosure. A failure by the Company to enforce any provision of the Agreement does not constitute a waiver of any of its rights and does not release the Employee of any responsibility for performance under the Agreement.

11.	The Company agrees that all the obligations of confidentiality and non-disclosure terminate when the Employee can establish with documentary proof that all the Information:

(a)	was in the public domain at the time of the disclosure to the Employee by the Company,

(b)	entered the public domain through no fault of the Employee,

(c)	was in the Employee’s possession free of any obligation of confidentiality before disclosure by the Company to the Employee, or

(d)	was disclosed to Employee in good faith by a third party which has the right to make such disclosure,

provided that the Employee notifies the Company in writing within 10 days of receipt of the Information where the exemptions under (c) and (d) apply.

12.	Those parts of this Agreement relating to the disclosure of Information shall continue in full force and effect after the termination of the employment of the Employee and shall cease to have full force and effect only when and in respect of such Information as becomes part of the public domain.

13.	The various sections of this Agreement are severable and the invalidity of one does not affect the enforceability of the other provisions of this Agreement

14.	Toutes les parties ont exigé que cet Accord soit rédigé en anglais.

All parties have requested that this Agreement be drawn up in English.

IN WITNESS WHEREOF the parties have executed this agreement on the day and year first written above.

ADHEREX TECHNOLOGIES INC.

		Per:	/s/ John Brooks
John Brooks
Chief Executive Officer

Witness	/s/		/s/ Robin Norris
Robin Norris